February 16, 2010

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, DC 20549

Re :

Additional Response to Comment Letter dated December 17, 2009 for Regan Holding Corp.

Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008

File No. 000-19704

Dear Mr. Rosenberg:

As requested in my phone conversation with Don Abbott on February 5, 2010, please find below the additional information responsive to your comments regarding the above Securities and Exchange Commission (SEC) filings. To assist in your review, we have addressed the outstanding concerns from the phone conversation in our responses below.

Consolidated Statement of Operations, page 23

1.

Please refer to prior comment number two. The literature you reference for your basis in the immediate recognition of the $6.5 million gain as revenue did not explain of how the sale met the criteria under SFAS No. 140. Please provide examples, referencing sections of the agreements, how this transaction met the criteria in paragraph 9. In addition, your response did not address other pertinent literature that determines whether it could be deferred revenue or a debt obligation.  Please refer to EITF 88-18, Sale of Future Revenue, as guidance in providing clarification on these two issues.  As this is a related party transaction, please disclosure how the $6.5 million was funded to Legacy TM.

We have reviewed the guidance contained in EITF 88-18, Sales of Future Revenues.  We note that the task force did not preclude the immediate recognition of a sale, with the classification based on the specific facts and circumstances of the transaction.  We note that the factors cited in the guidance as rebuttable presumptions for classification as debt are inapplicable to our sale.  These factors are enumerated below.

1.

The transaction does not purport to be a sale (that is, the form of the transaction is debt).

2.

The enterprise has significant continuing involvement in the generation of the cash flows due the investor (for example, active involvement in the generation of the operating revenues of a product line, subsidiary, or business segment).

3.

The transaction is cancelable by either the enterprise or the investor through payment of a lump sum or other transfer of assets by the enterprise.

4.

The investor's rate of return is implicitly or explicitly limited by the terms of the transaction.

5.

Variations in the enterprise's revenue or income underlying the transaction have only a trifling impact on the investor's rate of return.

6.

 The investor has any recourse to the enterprise relating to the payments due the investor.

As the sale does not meet any of the rebuttable presumptions above, we have reviewed the facts and circumstances of our sale, including an examination of other authoritative guidance, by analogy, to determine the proper treatment.  FASB Statement No. 77, Reporting by Transferors for Transfers of Receivables with Recourse, deals with the classification (i.e. a sale or a financing) of a sale or pledge of receivables.  Paragraph 5 outlines that criteria to be met for sale treatment as follows:

a.

The transferor surrenders control of the future economic benefits embodied in the receivables. Control has not been surrendered if the transferor has an option to repurchase the receivables at a later date.

b.

 The transferor's obligation under the recourse provisions can be reasonably estimated.  Lack of experience with receivables with characteristics similar to those being transferred or other factors that affect a determination at the transfer date of the collectability of the receivables may impair the ability to make a reasonable estimate of the probable bad debt losses and related costs of collections and repossessions. A transfer of receivables shall not be recognized as a sale if collectability of the receivables and related costs of collection and repossession are not subject to reasonable estimation.

c.

The transferee cannot require the transferor to repurchase the receivables except pursuant to the recourse provisions.

We believe that the criteria outlined above support recognition as a sale because a) we do not have the option or ability to repurchase the trail commissions at a future date, b) we have no future obligation to the purchaser, and c) we cannot be required to repurchase anything as part of the sale.

In addition, we also considered the guidance in SFAS No. 140 Accounting for Transfers of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125.  In view of Paragraph 9, we note that the rights/assets have been isolated from us, that the purchaser has the right to pledge or exchange the asset, and that we do not maintain effective control of the asset nor do we have any continuing involvement in the generation of cash flows, as addressed below:

a)

The transferred assets have been isolated from the transferor and are presumptively beyond the reach of transferor and creditors:

•

In the Sale of a Partnership Interest & Assignment of Asset Based Trail Commissions, effective March 26, 2008, between Legacy TM, LP and Legacy Marketing Group (the “Sale & Assignment Agreement”), Legacy Marketing Group (“LMG”) and Legacy TM agreed that “upon Closing, LMG shall be deemed to have fully and completely transferred to Legacy TM all its rights, title and interest, if any, in, as well as possession, custody and control of, the Trail Commissions.” Therefore, LMG does not have any possession, custody, or control over the Trail Commissions sold to Legacy TM, or any control over Legacy TM or any of its accounts or assets.

•

In the Sale & Assignment Agreement, LMG and Legacy TM agreed that the assets which LMG was transferring to Legacy TM and which Legacy TM was receiving from LMG were “free and clear of any mortgage, security interest, pledge, lien, conditional sales agreement, charge or other encumbrance.”

•

LMG notified and received consent from the underlying insurance carriers paying the Trail Commissions in question of its assignment to Legacy TM and each thereafter paid such commissions to Legacy TM.

•

LMG received $6.5M in cash and a beneficial interest in the Class A limited partnership interest from Legacy TM for transferring the entirety of the trail commissions.

•

LMG does not have any possession, custody, or control over the trail commissions sold to Legacy TM, or any control over Legacy TM or any of its accounts or assets.

•

LMG’s only rights were to a beneficial interest in payments from Legacy TM for the Class A limited partnership interest.

•

The Class A limited partnership interest which LMG holds was not pledged as collateral for Legacy TM’s loan.

•

As a limited partner, LMG is presumptively not liable for the debts of Legacy TM and its only risk is with respect to its beneficial interest in payments from Legacy TM for the Class A partnership interest.  Legacy TM’s First Amended and Restated Agreement of Limited Partnership of Legacy TM, LP (the “Amended Agreement of Limited Partnership”) states of LMG’s role as a limited partner:  “no limited partner will have any personal liability whatsoever in his or her or its capacity as a limited partner for the debts of the partnership or any of the losses….”

(b)  The transferee has the right to pledge the assets received without conditions (from the transferor):

•

In fact, the transferee (Legacy TM) and its general partners (the Pittses) did pledge the assets received to the Bank of Marin (the “Bank”) in order to obtain a loan to secure the proceeds for the purchase price.  LMG did not constrain transferee from making such a pledge but in fact confirmed its right to do so.

•

Legacy TM executed a loan agreement with the Bank (to which LMG was not a party and in which LMG asserted no conditions).

•

Legacy TM executed a promissory note with the Bank (to which LMG was not a party and in which LMG asserted no conditions).

•

Legacy TM executed a commercial pledge agreement with the Bank (to which LMG was not a party and in which LMG asserted no conditions).

•

Preston Pitts (as one of Legacy TM’s general partners and a limited partner holding a Class B partnership interest) executed a commercial pledge agreement with the Bank (to which LMG was not a party and in which LMG asserted no conditions).

•

Lynda Pitts (as one of Legacy TM’s general partners and a limited partner holding a Class B partnership interest) executed a commercial pledge agreement with the Bank (to which LMG was not a party and in which LMG asserted no conditions).

•

Legacy TM executed an assignment of deposit account with the Bank for the account in which the Class B partnership interest was placed (to which LMG was not a party and in which LMG asserted no conditions).

•

LMG signed a commercial pledge agreement with the Bank confirming that it claimed no rights in the Class B partnership interest.

(c)

The transferor does not maintain effective control over the transferred assets through either (1) an agreement that entitles the transferor to repurchase them or 2) the ability to unilaterally cause the holder to return specific assets:

•

In the Sale & Assignment Agreement, LMG agreed that “upon Closing, LMG shall be deemed to have fully and completely transferred to Legacy TM all its rights, title and interest, if any, in, as well as possession, custody and control of, the Trail Commission,” without any provisions to repurchase, or cause transferee to return, the assets. LMG did not retain any control to repurchase, or cause transferee to return, the assets.

•

The trail commissions in question are paid by the underlying insurance carriers to Legacy TM.

•

Legacy TM’s Amended Agreement of Limited Partnership states of the Pitts’ role as general partners:  “The general partner will have exclusive management and control of the business of the partnership, and all decisions regarding the management and affairs of the partnership will be made by the general partner. The general partner will have all the rights and powers of general partners as provided in the [California Revised Limited Partnership] Act and as otherwise provided by law.”

•

Legacy TM’s Amended Agreement of Limited Partnership states of LMG’s role as a limited partner:  “No limited partner (other than the general partner if it has acquired an interest of a limited partner under Paragraph 3.5 of this Agreement) will take part in the management of the partnership's business, transact any business in the partnership's name, or have the power to sign documents for or to otherwise bind the partnership.”

Finally, while less pertinent to our facts, we looked to FASB Technical Bulletin 85-2 “Accounting for Collateralized Mortgage Obligations (CMO’s)” which deals with the classification of CMO’s and outlines the requirements in which the “liability” presumption is overcome.  With respect to our sale, we note that we cannot be required to make any future payments nor to substitute any form of collateral related to the sale.

Based upon the fact that our sale does not meet any of the rebuttable presumptions for debt treatment, and based on a detailed review of the facts and circumstances related to this sale, we believe recognition of the sale is appropriate.

1.

Please refer to prior comment three. You will need to revise your disclosure to reflect the additional information provided above.

We will include the requested disclosure in our annual report on Form 10-K for the year ended December 31, 2009. If we had included the disclosure in our annual report on Form 10-K for the year ended December 31, 2008, it would have read substantially as follows:

On March 26, 2008, the Company’s subsidiary, Legacy Marketing Group (“LMG”), entered into a sale and assignment agreement to sell and assign all rights, title and interest in certain asset based trail commissions to Legacy TM, a limited partnership (the “Partnership”), for a Class A limited partnership interest in the Partnership and $6.5 million.  LMG’s Class A limited partnership interest is unencumbered.  The transaction closed on March 26, 2008.  Through the Class A limited partnership interest, LMG received for a one-year period a 33.33% beneficial interest in the proceeds from the trail commissions on the policies existing on the closing date, and in perpetuity a 100% interest in the proceeds from trail commissions earned on new policies placed in force after the closing date.  The trail commission revenue is recorded into income when it has been received.  Simultaneously with the sale of the Class A limited partnership interest, the Partnership sold to Lynda L. Pitts and R. Preston Pitts the Class B limited partnership interest in exchange for the guarantee of $6.5 million in debt that the Partnership incurred to acquire the trail commissions.  The holders of the Class B limited partnership interest received for a one-year period a 66.6% interest in the proceeds of the trail commissions on existing policies as of the closing date, and thereafter became entitled to receive a 100% interest in the proceeds from such trail commissions.  Lynda L. Pitts, Chief Executive Officer, and R. Preston Pitts, President, Chief Operating Officer and Chief Financial Officer of the Company, each of whom is also a director of the Company, are the general partners of the Partnership and together own all of the Class B interests in the Partnership.  As a part of the agreement, LMG gave up its rights to repurchase or require the Partnership to return the asset under any conditions.

LMG received $6.5 million in cash for its Class B interest from the Partnership.  To accomplish the cash settlement, the Partnership and its general partners, Lynda Pitts, Chief Executive Officer and R. Preston Pitts, President, Chief Operations Officer and Chief Financial Officer, each of whom is a director of the Company, pledged the Class B interest in order to obtain funds to finance the transaction.  The Partnership executed a loan agreement, promissory note and commercial pledge agreement to which LMG was not a party and in which it asserted no conditions.  The general partners, Lynda Pitts and R. Preston Pitts who are partners in the Class B partnership each executed a commercial pledge agreement of their Legacy TM partnership interests and other assets as a condition for funding.  LMG was not a party and asserted no conditions in regard to the pledge agreements.   LMG not only confirmed that it had no interest in the Class B interest, but it also confirmed the Partnership and the Pittses had the right to pledge the Class B interest.

As a limited partner, LMG has no liability for the debits of the Partnership.  The contractual language also clarifies the Pitts’ role as general partners:

“The general partner will have exclusive management and control of the business partnership, and all decisions regarding the management and affairs of the partnership will be made by the general partner.  The general partner will have all the rights and powers of general partners as provided in the [California Revised Limited Partnership] Act and as otherwise provided by law.”

Based on the structure of the transaction and contractual language, the Company accounted for the transaction as a sale according with the guidance of SFAS No. 140, Accounting for Transfers of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125, EITF 88-18, Sales of Future Revenues, and FASB Statement No. 77, Reporting by Transferors for Transfers of Receivables with Recourse.

The annuity products, as defined in the Sale of a Partnership Interest & Assignment of Asset Based Trail Commissions agreement, were certain fixed annuity products sold by LMG on behalf of American National Insurance Company, OM Financial Life Insurance Company/Americom Life, Transamerica Life Insurance Company, IL Annuity and Insurance Company, and Investors Insurance Corporation where LMG, in accordance with each carrier’s marketing agreement, would earn monthly a specified number of basis points on each annuity’s cash value for as long as each annuity remained in-force.  At the time of closing, we valued over 65,000 fixed annuity products that were in-force as of that date and had a trail commission due to LMG.  The rights to the trail commissions with respect to policies that were terminated prior to the closing date were not transferred to the partnership as there would have been no continuing value.

In determining the $6.5 million value for the Class B interest, we contracted an outside consultant to perform financial projections based on policies placed in-force as of December 31, 2007 for those carriers listed above and applied certain key assumptions such as lapse rates, growth rates for accumulation values, rates of partial withdrawal, mortality rates, discount rates, and age of policies.  This resulted in the seller and the purchaser agreeing upon $6.5 million as a fair price for the sale of the Class B interest.

LMG will receive through the Class A partnership interest, on any policies placed in force after March 26, 2008, 100% of the proceeds from the trail commissions.  For the period ending December 31, 2008, LMG received approximately $4,000 in trail commissions for these policies.  The Class A interest is not expected to have a significant impact on our future operating results.

11. Income Taxes, page 37

2.

Please refer to prior comment six.  We are still unclear in understanding how the intraperiod tax allocation between continuing operations and discontinuing operations was appropriate in accordance with paragraph 35 if SFAS 109. Please provide additional information that clarifies this issue.

For discussion purposes only,we have provided a schedule summarizing the 2008 provision (benefit) for income taxes for continued operations and discontinued operations along with the statutory federal income tax rate reconciliation. As previously noted, management has established valuation allowances for all of the Company’s deferred tax assets (net of deferred tax liabilities) including net operating loss carryforwards, alternative minimum tax credit carryforwards, temporary differences, etc.

	CONTINUED	DISCONTINUED
	OPERATIONS	OPERATIONS	TOTAL
	2008	2008	2008

Income (loss) before income taxes	701,000	(695,000)	6,000
Provision for (benefit from) income taxes	213,000	(97,000)	116,000
Net Income (loss)	488,000	(598,000)	(110,000)

The income tax provision (benefit) in 2008 for continued operations and discontinued operations differed from the amounts computed by applying the statutory federal income tax rate of 34% to pretax income (loss) as a result of the following:

	CONTINUED	DISCONTINUED
	OPERATIONS	OPERATIONS	TOTAL
	2008	2008	2008
Federal income tax expense (benefit) at statutory rate (34%)	$238,000	($237,000)	$1,000
Increases (reductions) in income taxes resulting from:
State taxes, net of federal income tax benefit	126,000	(64,000)	$62,000
Expired producer stock options unexercised	30,000	0	$30,000
Increase (decrease) in valuation allowance for remaining producer stock options	(27,000)	0	($27,000)
Increase (decrease) in valuation allowance for federal net operating loss
carryforward and other temporary differences	(245,000)	278,000	$33,000
Increase (decrease) in valuation allowance for federal alternative minimum tax
credit carryforward	22,000	0	$22,000
Intercompany adjustments (facility fees)	74,000	(74,000)	$0
Other	(5,000)	0	($5,000)
Provision for (benefit from) income taxes	$213,000	($97,000)	$116,000

Under the intraperiod tax allocation requirements of SFAS 109, the income tax provision of $116,000 for 2008 was allocated as follows:

Step 1.

According to paragraph 35 of SFAS 109, the $213,000 amount of income tax expense that was allocated to continuing operations was computed based upon the tax effect of the pretax income from continuing operations that occurred during 2008. Looking at the 2008 statutory federal income tax rate reconciliation schedule, intercompany facility fees of $74,000 and other amounts ($5,000) are in effect permanent differences and were treated as such. [Note: The Company files a consolidated federal income tax return and has adopted the method of allocating taxes as if each member of the consolidated group were a separate taxpayer].

Step 2.

Plus or minus the income tax effects of:

   (a)

changes in circumstances that cause a change in judgment about the realization of deferred tax assets in future years. Referring to paragraph 26 of SFAS 109, there was no tax effect change in the 1/1/08 valuation allowance balance that resulted from a change in judgment about the realizability of deferred tax assets in future years. Paragraphs 30 and 36 of SFAS 109 (items (c) and (e) – (g) do not apply. However, based upon the last sentence in paragraph 26 of SFAS 109, the effect of other changes in the valuation allowance balance were allocated among continuing operations, etc. Looking at the 2008 statutory federal income tax rate reconciliation schedule, there was a $245,000 decrease in the valuation allowance attributable to continuing operations. This $245,000 tax benefit was due primarily to the current year utilization of prior year net operating loss carryforwards. Continuing operations had sufficient net operating loss carryforwards to offset continuing operations federal taxable income. Based upon EITF Abstracts – Appendix D – D-32, SFAS 109 generally requires that the tax effect of pretax income from continued operations be determined by a computation that does not consider the tax effects that are not included in continuing operations.

   (b)

changes in tax laws or rates. There is no tax effect for 2008.

   (c)

changes in tax status. There is no tax effect for 2008.

   (d)

tax-deductible dividends paid to shareholders. There is no tax effect for 2008.

Step 3.

The remainder is allocated to items other than continuing operations in accordance with the provisions of paragraph 38 of SFAS 109. The remainder tax benefit of $97,000 was allocated to discontinued operations. Since there was only one item other than continuing operations, the $97,000 tax benefit for 2008 was allocated to discontinued operations.

We, Regan Holding Corp (the Company), acknowledge the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Amy Setikas, Accounting Manager, at (707) 778-8638 ext. 6875 or Preston Pitts, Chief Financial Officer, at (707) 778-8638 ext. 5802.

Sincerely,

/s/ R. Preston Pitts

R. Preston Pitts

Chief Financial Officer